Exhibit 99.2


For More Information Contact:

MEDIA CONTACTS:
Elan                                      Biogen Idec
Anita Kawatra                             Amy Brockelman
Ph: 212 407 5755                          Ph: 617 914 6524
800 252 3526

INVESTOR CONTACTS:
Elan                                      Biogen Idec
Emer Reynolds                             Elizabeth Woo
Ph: 353 1 709 4000                        Ph: 617 679 2812
800 252 3526


        ELAN AND BIOGEN IDEC ANNOUNCE RESULTS FROM PHASE III MAINTENANCE
                   TRIAL OF ANTEGREN(R)IN CROHN'S DISEASE AT
                             DIGESTIVE DISEASE WEEK

                 CLINICAL RESPONSE AND REMISSION RATES SUSTAINED
                     CONCOMITANT USE OF CORTICOSTEROIDS WERE
                       REDUCED OR ELIMINATED IN THE STUDY

NEW ORLEANS, MAY 18, 2004 - Elan Corporation, plc and Biogen Idec announced that in a Phase III maintenance study, ANTEGREN(R) (natalizumab) maintained clinical response and remission rates throughout six months among patients with Crohn's disease (CD) who had previously achieved clinical response. Additionally, a majority of natalizumab-treated patients who were also on chronic corticosteroid therapy were able to withdraw from corticosteroids and maintain response in contrast to those patients on placebo. The findings of ENACT-2 (Evaluation of Natalizumab As Continuous Therapy) will be presented for the first time at the Digestive Disease Week (DDW) annual meeting in New Orleans.

Crohn's disease, a chronic, progressive immune-mediated disease of the gastrointestinal tract, can cause a range of debilitating symptoms such as severe diarrhea, cramping or abdominal pain and malnutrition. Current treatment options for the disease are limited.

"The results of ENACT-2 suggest the potential of natalizumab as a maintenance therapy for patients with Crohn's disease," said William J. Sandborn, MD, professor of medicine at the Mayo Medical School. "This study demonstrated sustained clinical response and remission rates throughout six months on natalizumab. It also showed that natalizumab may help patients eliminate or reduce concomitant use of corticosteroids from their chronic treatment regimen. These results and the other clinical data presented


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at DDW are very exciting, and support the continued development of natalizumab as both an induction and maintenance treatment."

ENACT-2 STUDY FINDINGS

ENACT-2 assessed 339 natalizumab-responders from the induction study ENACT-1 (a 3-month study in patients with active CD) for the effect of natalizumab as a maintenance therapy. In the international, multi-center, double-blind, placebo-controlled trial, patients were re-randomized to receive 300 mg of natalizumab (n=168) or placebo (n=171), both administered monthly for 12 months. The primary endpoints of maintenance of response and remission were assessed through six months.

Throughout six months of treatment with natalizumab, 61 percent of patients (103/168) continued to respond to therapy (assessed monthly) compared with 29 percent (49/170) of patients on placebo (p<0.001). In addition to meeting the primary endpoint of clinical response, 44 percent of patients (57/130) maintained clinical remission versus 26 percent of patients (31/120) on placebo (p=0.003). Fifty-four percent of natalizumab-treated patients (36/67) taking corticosteroids in ENACT-1, re-randomized in ENACT-2, were able to withdraw from corticosteroids and maintain response and remission, compared to 25 percent (19/76) of patients on placebo (p=0.002). There were no notable differences in the rate of serious or non-serious adverse events between treatment groups. The most common drug-related adverse events encountered in either treatment group in this trial were headache, fatigue and nausea.

In addition to the presentation of ENACT-2 data, there are six abstracts being presented at DDW on the Phase III induction study, ENACT-1. Highlights of these data will be discussed during a joint conference call on May 19 at 11:00 a.m. Central Time. Details of the call, including playback information, is accessible through Elan's homepage, www.elan.com and Biogen Idec's homepage, www.biogenidec.com.

"We are encouraged by the ENACT-2 data, which continues to build the evidence for the potential of natalizumab as a treatment for Crohn's disease," said Lars Ekman, MD, executive vice president and president, Research & Development, Elan. "The data suggest that natalizumab maintains response, even in most cases when patients are withdrawn from corticosteroid therapy. Importantly, natalizumab appears to be well tolerated in this trial.

"Natalizumab, with its novel mechanism of action, holds promise as a therapy with a new approach to treating Crohn's disease," said Burt Adelman, MD, executive vice president, Development, Biogen Idec. "We look forward to its continued development in the treatment of Crohn's disease."


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ABOUT ANTEGREN (NATALIZUMAB)

Natalizumab, a humanized monoclonal antibody, is the first alpha-4 antagonist in the new selective adhesion molecule (SAM) inhibitor class. The drug is designed to inhibit the migration of immune cells into chronically inflamed tissue where they may cause or maintain inflammation. To date, approximately 2,800 patients have received natalizumab in clinical trials and the safety profile continues to support further development. In placebo controlled trials to date, in both CD and MS, the most commonly reported adverse events in either group were headache, fatigue and nasopharyngitis.

Elan and Biogen Idec are collaborating equally on the development of natalizumab in multiple sclerosis (MS), Crohn's disease (CD), and rheumatoid arthritis (RA). Based on one-year Phase III data in MS, the companies intend to submit applications for drug approval in the US and in Europe by the end of the second quarter 2004. In addition, a Phase II trial for RA is underway.

ABOUT DIGESTIVE DISEASES WEEK

Digestive Disease Week (DDW) is the largest international gathering of physicians, researchers and academics in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery. Jointly sponsored by the American Association for the Study of Liver Diseases (AASLD), the American Gastroenterological Association (AGA), the American Society for Gastrointestinal Endoscopy (ASGE) and the Society for Surgery of the Alimentary Tract (SSAT), DDW takes place May 15-20, 2004 in New Orleans, Louisiana. The meeting showcases approximately 5,000 abstracts and hundreds of lectures on the latest advances in GI research, medicine and technology.

ABOUT ELAN

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

ABOUT BIOGEN IDEC

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For press releases and additional information about the company, please visit http://www.biogenidec.com.


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SAFE HARBOR/FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements regarding the potential and continued development of ANTEGREN (natalizumab) as a treatment for Crohn's disease. These statements are based on the companies' current beliefs and expectations. Drug development involves a high degree of risk. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that unexpected concerns may arise from additional data or analysis or that regulatory authorities may require additional information or further studies or that the companies may encounter other unexpected hurdles. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the companies' periodic reports filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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